Exhibit 8

List of Subsidiaries of the Registrant

We own the following significant subsidiaries:

1.	Limco-Piedmont Inc., a 100%-owned Delaware subsidiary.

2.	Limco Airepair Inc., a wholly-owned Delaware subsidiary of Limco-Piedmont Inc.

3.	Piedmont Aviation Component Services LLC, a North Carolina limited liability company, wholly-owned subsidiary of Limco-Piedmont Inc.

4.	TAT-GAL Inc., a wholly-owned California subsidiary.

5.	Bental Industries Ltd., a 70%-owned Israeli subsidiary.